

July 19, 2010

Mr. Kam Shah
Chief Executive Officer, Chief Financial Officer, and Director
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

> **Re:** **Bontan Corporation Inc.**
> **Amend No. 2 to Registration Statement on Form F-1**
> **Filed June 30, 2010**
> **File No. 333-164935**

Dear Mr. Shah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 12, 2010.

Form F-1

General

1. We note your disclosure that you completed a private placement as of April 20, 2010 of 37,750,000 units at USD$0.20 per share to 71 accredited investors. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of USD$0.35 per share. You also issued warrants to purchase 3,775,000 common shares at an exercise price of USD$0.35 per share to an accredited investor as a finder's fee. As these shares were sold after the filing of your initial registration statement, please explain whether the shares sold in the private placement were solicited by means of the registration statement or through some other means that would otherwise not foreclose the availability of the

Section 4(2) exemption. See Section II.C of SEC Release No. 33-8828 for more information.

2.   Shares issued after the initial filing of this registration statement, which include shares issued pursuant to the private placement that closed April 20, 2010, may not be included in this registration statement for resale. Please revise your filing accordingly.

3.   Since your web site contains disclosure about properties on which your company has no right to explore or drill, it would be helpful for you to include the following cautionary language along with such information:

>   "Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only reserves that comply with the definitions presented at Rule 4-10(a) of Regulation S-X, available at http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=09bab17ab4ad213f95a1a0d22f305e60&rgn=div8&view=text&node=17:2.0.1.1.8.0.21.43&idno=17. Our web site contains information about adjacent properties on which we have no right to explore or drill. U.S. investors are urged to consider closely the disclosure in our registration statement on Form F-1, File No. 333-164935, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Please indicate the location of this disclaimer in your response.

Prospectus Summary, page 4

4.   Please provide a chart or graphical illustration indicating the ownership of the Mira and Sara Licenses by yourself and your partners, after the allocation of rights and settlement agreements. Include in this chart your relationship, including relevant percentages of equity or other interests, with IPC Cayman, IPC Partnership, Three Crown Petroleum LLC, Mr. Howard Cooper, IPC Oil & Gas (Israel), Emanuelle Energy Ltd., IDB-DT Energy (2010) Ltd. and Geoglobal Resources (India) Inc.

Management Compensation, page 45

5.   We note your response to prior comment 4, in which you disclose that the board has agreed to expense these payments. However, we reissue prior comment 5 in part. Please explain if these payments are included as compensation for Mr. Shah in the summary compensation table. Please also clarify where you have accounted for this expense in your financial statements.

Selling Shareholders, page 55

6.   Your response to prior comment 5 discloses that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. However, this information does not appear disclosed in the amended Form F-1. Please revise.

Additional Information

Share Capital, page 59

7.   In response to prior comment 1 you disclose that all shares and warrants issued to PetroMed have been cancelled under the allocation of rights and settlement agreement and eliminated from this registration statement. Please explain why these shares do not appear to be included under "cancelled shares."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551- 3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (612) 672-3777
        Jeffrey C. Robbins, Esq.
        Messerli & Kramer P.A.